

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Jane Ross, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065

> **Re: TubeMogul, Inc.**
> **Schedule TO-T/A filed November 29, 2016 by Tiger**
> **Acquisitions Corp. and Adobe Systems Incorporated**
> **File No. 005-88262**

Dear Ms. Ross:

We have limited our review of the filing to those issues we have addressed in our comment.

General

1. We note your response to prior comment 2. Please confirm that you will honor any exercise of withdrawal rights by the parties to the Tender and Support Agreements and will, as necessary, enforce your contractual rights by means other than denying the rights of security holders to withdraw tendered shares.

You may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3792 with any questions.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions